SOLVAY SOLVAY

07025972

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

SEC MAIL PROCESSING RECEIVED AUG 13 2007 WASH. D.C. 186 SECTION

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, July 30, 2007

Attention : Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sirs,

PROCESSED
AUG 16 2007
THOMSON FINANCIAL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

dlw 8/15

DOW SOLVAY BASF The Chemical Company

Dow and Solvay Form Joint Venture to Build Hydrogen Peroxide Plant in Thailand; Dow and BASF Continue to Pursue Plans for Thailand HPPO Plant

Midland, Michigan; Brussels, Belgium; Ludwigshafen, Germany – July 30, 2007 – The Dow Chemical Company (NYSE: Dow) and Solvay S.A. (Solvay) announced today an agreement to create a joint venture for the construction of a hydrogen peroxide (HP) plant in Thailand. Scheduled to be operational in 2010, the new HP plant will serve as a raw material source for the manufacture of propylene oxide (PO). The HP plant will be the largest in the world, with a capacity of over 330 kilotons per annum (KTA) of hydrogen peroxide at 100% concentration. The hydrogen peroxide supplying the process is based on Solvay's proprietary, high-yield hydrogen peroxide technology.

In addition, Dow and BASF Aktiengesellschaft (NYSE: BASF) are advancing negotiations for the construction of a world-scale, 390 KTA propylene oxide (PO) manufacturing facility in Map Ta Phut, Thailand. The new plant would use the innovative hydrogen peroxide to propylene oxide (HPPO) technology jointly developed by Dow and BASF. "This project would expand our successful cooperation with Dow and Solvay to deploy this innovative HPPO technology in Asia," said Jacques Delmoitiez, president of BASF's Polyurethanes division.

The Dow and BASF Thailand facility would be the second world-scale plant to use HPPO technology. The first, a 300 KTA Dow and BASF HPPO plant, also supplied by an HP plant based on Solvay's high yield technology, is currently under construction in Antwerp, Belgium, and is scheduled for start-up in early 2008. Propylene oxide is used to produce propylene glycol, polyurethanes and glycol ethers.

"Thailand is an attractive location for an HPPO investment due to its fertile business climate and easy access to the entire Asia-Pacific region," said Pat Dawson, president of Dow Polyurethanes. "This new facility will further support Dow's growth plans for our downstream performance businesses in the region such as Dow Polyurethanes and is yet another example of our commitment to meeting the needs of our customers through establishing joint ventures with strategic partners, using an asset-light investment approach. In addition, the fact that HPPO technology offers environmental benefits such as reduced wastewater and increased energy

efficiency underscores Dow's commitment to sustainability, as outlined in our 2015 Sustainability Goals."

Propylene for the proposed HPPO facility in Thailand would be supplied from the liquids cracker that Dow announced it was building jointly with The Siam Cement Group (SCG) in Thailand in October of 2006. The liquids cracker facility is expected be fully operational in 2010.

"The hydrogen peroxide plant will implement the latest developments of Solvay's unique high yield technology," said Eric Mignonat, general manager for Hydrogen Peroxide at Solvay. "Solvay has been active in the Asian hydrogen peroxide market since 1988 through its Thai affiliate, Peroxythai, a leading supplier of peroxygen chemicals in Asia with the majority of its sales outside Thailand. A significant share of the capacity of the new plant will be available to support further development of Solvay's Hydrogen Peroxide business within this fast growing region."

About Dow
More information about Dow is available on the Internet at www.dow.com

About Solvay
Additional information on Solvay is available on the Internet at www.solvay.com

About BASF
Further information on BASF is available on the Internet at www.basf.com

Contacts

Dow
Myra Dean
The Dow Chemical Company
Phone: +1 (989) 638-6969
medean@dow.com

Solvay
Martial Tardy
Corporate Press Officer
Phone: + 32 2 509 7230
martial.tardy@solvay.com

Embargo : Brussels, July 27, 2007 at 7:30 AM

Solvay's operating results of EUR 616 million for the 1st half of 2007, exceeding the excellent results for the 1st half of 2006

- **Sales** (EUR 4,808 million) stable (+1%)
- **Operating results** of EUR 616 million exceeding (+3%) the results for the 1st half of 2006 :
  - Continued growth in **Chemicals** (+10%) and **Plastics** (+13%)
  - **Results in Pharmaceuticals** down (-16%): impact of USD, effects of Pantoloc® and pressure on prices in France as expected; decrease of miscellaneous revenues in the 2nd quarter
- **Net income of the Group** (EUR 413 million) down 15%, due to a decrease of EUR 51 million of non-operating items[1] and higher taxes compared to the 1st half of 2006
- **Confirmation of outlook for operating results for 2007 comparable to the results for 2006 for the Group as for Pharmaceuticals**
- **Acceleration of geographic expansion in emerging markets**

Sales reached EUR 4,808 million in the 1st half 2007 and were stable (+1%) compared to the 1st half of 2006. In the 2nd quarter of 2007, they were up 2% and amounted to EUR 2,436 million. At constant exchange rates, they would have increased by 4% (+4% in the 2nd quarter of 2007).

REBIT[2] (EUR 616 million) was up 3% compared to the 1st half 2006 and reached EUR 291 million in the 2nd quarter (-4% compared to the 2nd quarter of 2006). After a 1st quarter comparable to that of last year, results from the Pharmaceuticals Sector were down in the 2nd quarter. The Chemicals and Plastics Sectors continued their strong growth. The **operating margin** (REBIT on sales) improved to 12.8% compared to 12.6% in the 1st half of 2006.

The net income of the Group amounted to EUR 413 million (-15%) compared to EUR 484 million in the 1st half of 2006. It reached EUR 195 million (-21%) in the 2nd quarter of 2007. In the 1st half of 2007 it included non-operating items with a negative balance of EUR 34 million, whereas in the 1st half of 2006 it included a positive balance of EUR 17 million. Also, tax charges (EUR 146 million) were higher than in the 1st half of 2006 (EUR 97 million), which had the benefit of tax credits.

Cash flow[3] for the 1st half of 2007 amounted to EUR 664 million and **REBITDA**[4] to EUR 850 million. The **net debt to equity ratio** reached 35% at the end of the 1st half of 2007, compared to 38% at the end of the 1st half of 2006.

The operating results of the **Pharmaceuticals sector** (EUR 205 million) were down by 16% in the 1st half of 2007. After a stable 1st quarter, results for the 2nd quarter 2007 were down by 32% compared to the 2nd quarter of 2006; the latter included the gain on sales of non strategic drugs and a compensation, for a total amount of EUR 21 million. Results continued to be affected by the unfavorable impact of the USD (effect of -3% on sales), expiration of marketing rights to Pantoloc® (effect of -6%) and significant pressure on prices in the European pharmaceuticals market, especially in France (effect of -2%). These were partially offset by an increase in sales of other products and the "Inspire" savings plan (EUR 300 million by 2010) which is continuing as planned. Expenses in Research & Development, high in the 2nd quarter (17.9%), reached 16% of sales in the 1st half of 2007, in line with the estimate for the year.
For 2007, prospects for the Pharmaceuticals Sector remain in line with those presented in the 1st quarter of 2007 *(see page 9).*

The **Chemicals Sector** continued its growth due to the persistence of a continued favorable global balance between supply and demand. Sales (EUR 1,528 million) were comparable (+1%) to those of the 1st half of 2006 (+2% in the 2nd quarter). Results (REBIT of EUR 189 million) recorded a growth of 10% in the 1st half (+14% in the 2nd quarter). The "Minerals" and "Oxygen" clusters as well as the "Electrochemistry" (caustic soda) activities continued to record excellent results, while the fluor chemical commodities remained under heavy pressure

The **Plastics** Sector again showed improvement due to the excellent performance of all of its activities. Specialty Polymers made steady progress and the "Vinyls" cluster showed strong growth. Sales (EUR 2,029 million) increased by 6% (+5% in the 2nd quarter). Results (REBIT of EUR 245 million) increased by 13% (+11% in the 2nd quarter) despite the unfavorable effect of the USD and JPY exchange rate.

"Overall for 2007, we confirm our confidence that we can achieve the excellent operating results of last year. Obviously, we remain attentive to the evolution of global macroeconomic conditions, energy costs and the EUR/USD exchange rate."

1 Non-recurring items and results from discontinued operations
2 Operating results, i.e. EBIT before non-recurring items
3 Net income plus total depreciation.
4 REBITDA : REBIT, before recurring depreciation and amortization.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SOLVAY Group – Summary Financial Information[5]

Million EUR *(except for per-share figures in EUR)*	1st half 2006	1st half 2007	1st half 2007/ 1st half 2006	2nd quarter 2006	2nd quarter 2007	2nd quarter 2007/ 2nd quarter 2006
Sales	**4,744**	**4,808**	**+1%**	**2,388**	**2,436**	**+2%**
REBIT	**597**	**616**	**+3%**	**304**	**291**	**-4%**
REBIT/Sales	*12.6%*	*12.8%*		*12.7%*	*11.9%*	
Non-recurring items	-86	-34	-61%	2	-25	ns
EBIT	**511**	**582**	**+14%**	**306**	**265**	**-13%**
Charges on net indebtedness	-44	-38	-14%	-23	-19	-15%
Income from investments	12	14	+22%	12	14	+22%
Earnings before taxes	**478**	**559**	**+17%**	**295**	**261**	**-12%**
Income taxes	-97	-146	+51%	-49	-66	+35%
Discontinued operations	103	0	ns	0	0	ns
Net income of the Group	**484**	**413**	**-15%**	**246**	**195**	**-21%**
Net income (Solvay share)	468	392	-16%	236	183	-23%
Total depreciation	265	251	-5%	146	128	-13%
REBITDA	826	850	+3%	420	410	-2%
Cash flow	749	664	-11%	392	322	-18%
(per share, in EUR) **Earnings per share[6]**	**5.66**	4.74	-16%	**2.86**	2.22	-23%
Net debt to equity	38%	35%				

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR -34 million in the 1st half of 2007 compared to EUR -86 million in the 1st half of 2006. They represent, on balance, mainly in the Pharmaceuticals Sector, restructuring costs (EUR 25 million) of the "INSPIRE[7]" project by 2010 and a reversal of provisions no longer needed (EUR 10 million).

Charges on net indebtedness amounted to EUR 38 million. At the end of June 2007, about 84% of the financial debt was covered at a fixed rate of 5.5% with a duration of more than 8 years.

Income taxes amounted to EUR 146 million in the 1st half of 2007, or a rate of 26% (compared to 20% in the 1st half of 2006, which had the benefit of tax credits in Germany and Spain and a non-taxable capital gain on the sale of 49.6% of S.A. Financière Keyenveld in the 2nd quarter).

In the 1st half of 2007, there were no results from **discontinued operations**, whereas that item amounted to EUR 103 million net of taxes in 2006 following the sale in March of industrial foils to Renolit.

Net income of the Group amounted to EUR 413 million compared to EUR 484 million in the 1st half of 2006. **Net earnings per share** in the 1st half of 2007 amounted to 4.74 EUR (2.22 EUR in the 2nd quarter of 2007) compared to 5.66 EUR for the same period in 2006 (2.86 EUR in the 2nd quarter of 2006).

5 Financial statements with limited review by Deloitte
6 Calculated on the basis of the weighted average of the number of shares outstanding after deducting shares purchased to cover stock options, or a total of 82,664,534 shares in the 1st half of 2006 and 82 ,723,341 shares in the 1st half of 2007.
7 See also comments page 8.

Cash flow amounted to EUR 664 million, and **REBITDA** to EUR 850 million. **Depreciation** was down by EUR 14 million compared to the 1st half of 2006, which included non-recurring depreciation linked to the reorganization of barium and strontium activities.

Total equity amounted to EUR 4,711 million at the end of June 2007, up by EUR 255 million compared to the end of 2006. **Net debt** of the Group at the end of June 2007 (EUR 1,662 million) was up by EUR 405 million compared to that of December 31, 2006 and is comparable to that of the 1st half of 2006. The **net debt to equity** ratio was 35% at the end of the 1st half of 2007, compared to 38% at the end of the 1st half of 2006 and 28% at the end of 2006. This situation reflects the Group's policy of having a sound financial situation, in line with the objective of not persistently exceeding a net debt to equity ratio of 45%.

RESULTS BY SECTOR[8]

Million EUR	1st half 2006	1st half 2007	1st half 2007/ 1st half 2006	2nd quarter 2006	2nd quarter 2007	2nd quarter 2007/ 2nd quarter 2006
GROUP SALES	**4,744**	**4,808**	**+1%**	**2,388**	**2,436**	**+2%**
Pharmaceuticals	1,320	1,251	-5%	648	627	-3%
Chemicals	1,509	1,528	+1%	757	773	+2%
Plastics	1,916	2,029	+6%	983	1,037	+5%
"Corporate et Support activities[9] "	-	-	-	-	-	-
GROUP REBIT	**597**	**616**	**+3%**	**304**	**291**	**-4%**
Pharmaceuticals	243	205	-16%	120	81	-32%
Chemicals	172	189	+10%	84	96	+14%
Plastics	217	245	+13%	113	126	+11%
"Corporate and Support activities[9] "	-35	-23	-34%	-13	-11	-13%
GROUP REBITDA	**826**	**850**	**+3%**	**420**	**410**	**-2%**
Pharmaceuticals	294	256	-13%	146	106	-27%
Chemicals	254	269	+6%	125	137	+9%
Plastics	308	342	+11%	159	175	+10%
"Corporate and Support activities[9] "	-29	-17	-42%	-10	-8	-19%

8 Results by sector include results from the three sectors of the Group as well as the "Corporate and Business Support"
9 Non-allocated items, after more direct allocations starting 2007.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million EUR (except for per-share figures, in EUR)	1st half 2006	1st half 2007	2nd quarter 2006	2nd quarter 2007
Sales	**4,744**	**4,808**	**2,388**	**2,436**
Cost of goods sold	-3,073	-3,147	-1,551	-1,605
Gross margin	**1,671**	**1,661**	**837**	**831**
Commercial and administrative costs	-776	-747	-386	-381
Research and development costs	-288	-274	-145	-149
Other operating gains and losses	3	-8	5	-4
Other financial gains and losses	-13	-15	-7	-7
REBIT	**597**	**616**	**304**	**291**
Non-recurring items	-86	-34	2	-25
EBIT	**511**	**582**	**306**	**265**
Charge on net indebtedness	-45	-38	-23	-19
Income from investments	12	14	12	14
Earnings before taxes	**478**	**559**	**295**	**261**
Income taxes	-97	-146	-49	-66
Discontinuing operations	103	0	0	0
Net income of the Group	**484**	**413**	**246**	**195**
Minority interests	-16	-21	-10	-11
Net income (Solvay share)	**468**	**392**	**236**	**183**
Earnings per share (in EUR)	5.66	4.74	2.86	2.22
Diluted income per share(*) (in EUR)	5.64	4.71	2.85	2.20

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	1st half 2006	1st half 2007
EBIT	511	582
Depreciation, amortization and impairments	265	251
Changes in working capital	-318	-485
Changes in provisions	50	-77
Income taxes paid	-120	-94
Others	-118	1
Cash flow from operating activities	**270**	**178**
Acquisition/sale of investments	294	-38
Acquisition/sale of assets	-219	-246
Income from investments	12	14
Changes on financial receivables	36	-25
Effect of changes in method of consolidation	2	3
Cash from investing activities	**125**	**-292**
Variation of capital (increase/decrease)	-5	-5
Acquisition/sale of own shares	-24	-29
Changes in borrowings	479	451
Charges on net indebtedness	-45	-38
Dividends paid	-230	-232
Cash flow from financing activities	**175**	**146**
Net change in cash and cash equivalents	**571**	**32**
Currency translation differences	-17	3
Opening cash balance	457	433
Closing cash balance	**1,011**	**469**

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2006	As of June 30, 2007
Non-current assets	**7,276**	**7,442**
Intangible assets	721	703
Goodwill	1,214	1,216
Tangible assets	3,869	3,903
Other investments	790	785
Deferred tax assets	506	624
Financial receivables and other non-current assets	176	211
Current assets	**3,825**	**4,102**
Inventories	1,221	1,288
Trade receivables	1,671	1,909
Income tax receivables	95	57
Other receivables	405	378
Cash and cash equivalents	433	469
Assets held for sale	-	0
TOTAL ASSETS	**11,101**	**11,545**
Total share capital	**4,456**	**4,711**
Share capital	1,271	1,271
Provisions	2,943	3,180
Minority interests	242	260
Non-current liabilities	**3,966**	**4,141**
Long-term provisions	2,271	2,238
Deferred tax liabilities	137	258
Long-term financial debt	1,503	1,575
Other non-current liabilities	55	71
Current liabilities	**2,679**	**2,694**
Short-term provisions	215	167
Short-term financial debt	188	555
Trade liabilities	1,269	1,221
Income tax payable	99	110
Other current liabilities	908	641
Liabilities associated with assets held for sale	-	0
TOTAL LIABILITIES	**11,101**	**11,545**

STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EURO	Share capital	Issue premiums	Retained earnings	Treasury shares	Currency translation differences	Fair value differences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2006)	**1,271**	**18**	**3,284**	**-138**	**-420**	**200**	**4,214**	**242**	**4,456**
Net profit for the period			392				392	21	413
Income and expenses directly allocated to equity					10	4	14	10	24
Cost of stock options			3				3		3
Dividends			-143				-143	-4	-147
Acquisition/sale of own shares				-29			-29		-29
Increase in capital									
Other variations								-9	-9
Book value at the end of the period (6/30/2007)	**1,271**	**18**	**3,536**	**-167**	**-411**	**204**	**4,451**	**260**	**4,711**

RESULTS BY SECTOR[8]

The following table provides sales without elimination of sales between sectors as well as results by sector including non-recurring items (EBIT).

Million EUR	1st half 2006	1st half 2007	1st half 2007/ 1st half 2006	2nd quarter 2006	2nd quarter 2007	2nd quarter 2007/ 2nd quarter 2006
GROUP SALES	**5,038**	**5,111**	**+1%**	**2,538**	**2,593**	**+2%**
Pharmaceuticals	1,320	1,251	-5%	648	627	-3%
Chemicals	1,638	1,660	+1%	825	842	+2%
Plastics	2,080	2,200	+6%	1,065	1,125	+6%
"Corporate and Support Activities [9]"	-	-	-	-	-	-
GROUP EBIT	**511**	**582**	**14%**	**306**	**265**	**-13%**
Pharmaceuticals	139	185	33%	97	64	-34%
Chemicals	-94[10]	180	ns	-144[10]	89	ns
Plastics	217	241	11%	113	124	10%
"Corporate et Support activities[9]"	249[10]	-23	ns	240[10]	-12	ns

10 Mainly following the transfer of non-recurring provisions to cover the fines in Europe and the United States in the area of peroxides from "non-allocated items" to "Chemicals Sector".

PHARMACEUTICALS SECTOR

Strategic developments

- ***Continued strategic transformation of the Pharmaceuticals Sector***
  United States : Application for registration of bifeprunox (for schizophrenia) being reviewed by the FDA and preparation of the registration application for SLV348 (new product in the fenofibrate franchise)

Since the acquisition of Fournier in 2005, Solvay Pharmaceuticals has implemented a strategy for transforming its organization (the INSPIRE project). The Sector is aiming for average growth in sales[11] higher than the industry average (estimated in 2005 at 7% per year[12]), and an operating margin of 20% by 2010. To do this, it is prioritizing allocation of R&D resources on two primary therapeutic areas (cardio-metabolic and neuroscience), as well as the well-targeted niches of flu vaccines and pancreatic enzymes. In gastroenterology and men's and women's health, its emphasis is on promoting well-established existing products. In addition, Solvay Pharmaceuticals set a goal of EUR 300 million in annual cost savings by 2010. The implementation of this savings plan is continuing as planned. After integration of the national sales teams as well as the administrative and support functions in 2006, globalization of R&D functions and production is underway, in line with the selection of the priority therapeutic areas. This includes among others the sale of two sites in Baudette (United States) and the ongoing sale of the Veenendaal (Netherlands) site and the vitamin D activities.

Important steps were taken in developing molecules in the portfolio :

- The review procedure by the FDA (Food and Drug Administration) of the United States application for marketing approval for bifeprunox has been in progress since December 2006. Recently, more detailed clinical results were presented during ICSR[13]. These confirmed bifeprunox's favorable profile with regard to undesirable side effects generally observed in schizophrenia treatments.
- In the area of fenofibrates, Solvay Pharmaceuticals is pursuing development of new products alongside TriCor®/Lipanthyl®, especially the molecule ABT335/SLV348[14], a next-generation fenofibrate co-developed with Abbott and now in Phase III. Submission of the application in the United States is scheduled for the 2nd half of 2007. Solvay is also developing several combinations of fenofibrate with other molecules. Also, AstraZeneca and Abbott announced the joint development and marketing in the United States of a fixed-dose product, combining Crestor® (the rosuvastatin from AstraZeneca) and either TriCor® 145 NFE or ABT335/SLV348; the filing for this combination product is expected to occur in 2009.
- At the end of 2007, the new production unit for cell-based flu vaccines will start to produce vaccines for various government contracts for pre-pandemic vaccines as well as vaccines for clinical trials for the flu season, with marketing planned in 2008. Expansion of US clinical trials is in preparation in the framework of the awarded grant[15] of USD 298 million from the health and social services agency[16].

In addition, the Pharmaceuticals Sector accelerated its geographical deployment by reinforcing its commercial activities in emerging regions (Russia, India, China and Latin America).

11 Based on proforma sales from 2004 including Fournier Pharma, or EUR 2,338 million
12 Industry growth estimates in 2007 at 5% (source : IMS in constant dollars)
13 ICSR : "International Congress on Schizophrenia Research" held from March 28 to April 1, 2007 in the United States (Colorado).
14 Previously called HEXA
15 Subsidy for development of a cell-based flu vaccine and design of a production unit in the United States for 2011.
16 Health and Human Services or HHS

Key figures

Key figures for principal products by therapeutic class

Million EUR	2006	1st half 2006	1st half 2007	1st half 2007 / 1st half 2006	1st half 2007 / 1st half 2006 *(at constant exchange rate)*
PHARMACEUTICALS SECTOR	**2,601**	**1,320**	**1,251**	-5%	-3%
CARDIO-METABOLICS	**686**	**371**	**362**	-2%	+1%
Fenofibrate[17]	413	229	209	-9%	-4%
Teveten®	95	47	52	+11%	+11%
Physiotens®	50	27	26	-4%	-4%
NEUROSCIENCE	**430**	**224**	**229**	+2%	+6%
Serc®	146	78	79	+1%	+2%
Marinol®	106	50	57	+14%	+22%
Luvox®	81	46	44	-4%	+2%
FLU VACCINES	**148**	**24**	**22**	-8%	-8%
Influvac®	118	12	7	-42%	-43%
PANCREATIC ENZYMES (Creon®)	**191**	**96**	**96**	0%	+2%
GASTROENTEROLOGY	**294**	**188**	**116**	-38%	-37%
Duphalac®	85	45	49	+9%	+8%
Duspatal®	59	31	31	0%	-1%
Pantoloc®	70	72	-	-	-
MEN'S AND WOMEN'S HEALTH	**599**	**309**	**319**	+3%	+9%
Androgel®	275	141	160	+13%	+23%
Duphaston®	74	39	42	+8%	+6%
Prometrium®	76	40	40	0%	+9%

Comments

- Pharmaceuticals Sector Sales In the **1st half of 2007**, were EUR 1,251 million (-5%).

  There was a decrease of 6% due to the expiration of marketing rights to Pantoloc® in May 2006 (EUR 72 million in 5 months 2006) as well as the negative effect (-3%, or EUR 40 million) of the USD/EUR exchange rate on sales in the US. Those sales improved by +6% in USD (to USD 606 million), reflecting the favorable evolution in prescriptions for the main products, while it dropped by 2% in EUR. In Europe, pressure on prices remained strong, especially in France (negative impact of EUR 30 million). The growth of sales in some of the emerging and developing countries (such as Mexico and Turkey) however mitigated the effects.

  Sales in the cardio-metabolic area included EUR 209 million of income from fenofibrates (TriCor® and Lipanthyl®). Sales of TriCor® 145mg NFE (USD 526 million) booked by Abbott in the United States improved by 15% in USD. Under the cumulative unfavorable effect of the USD and temporary lower product orders by Abbott during the 1st half, this performance by TriCor® did not have yet the same impact on Solvay revenue. Outside the United States, sales of fenofibrates were significantly up in countries where it was recently launched (Australia, Turkey, etc.) while they were down in countries such as France and Canada. In neuroscience, Marinol® improved by 14% in EUR; in its primary market, the United States, it improved by 23% in USD (+14% in EUR). Sales of Androgel® in the American market rose sharply (+23% in USD and +13% in EUR).

- The Pharmaceuticals Sector is actively pursuing its **research** efforts in the Neuroscience and Cardiometabolic areas, in particular the more rapid development of successors to Tricor®/Lipanthyl® to reinforce the fenofibrate franchise value. Duodopa and SLV308 (in Phase III) were a significant part of R&D efforts. R&D efforts rose to EUR 203 million compared to EUR 217 million in the 1st half of 2006, in line with the estimate of 16% of sales for 2007.

- **Operating results** of the Pharmaceuticals Sector amounted to EUR 205 million and dropped by 16%. After a stabe 1st quarter, results for the 2nd quarter 2007 (EUR 81 million), as a consequence of the items mentioned above, decreased by 32% compared to the 2nd quarter of 2006. The latter included the gain on sales of non strategic drugs and a compensation, for a total amount of EUR 21 million. In addition, research efforts were particularly supported which brought the ratio of R&D to sales to 17.9% for this quarter (compared to 16% expected for 2007).

  The **operating margin** of the Pharmaceuticals Sector in the 1st half of 2007 was 16.4% compared to 18.4% in the 1st half of 2006 and 17.3% for 2006.

- The implementation of the **plan to save EUR 300 million by 2010** is continuing on course; restructuring costs of EUR 25 million were recorded during the 1st half of 2007.

17 Sales of TriCor® in the United States recorded by Abbott : 2006 : 1,048 million USD ; 1st half of 2007 : 526 million USD , +15% in USD.

For the year 2007, the outlook for the Pharmaceuticals Sector remain consistent with the one presented in the 1st quarter of 2007.

"Solvay Pharmaceuticals is anticipating stabilization of sales, in view of the impact of the USD to EUR exchange rate on American sales and the loss of marketing rights for Pantoloc®.

Savings realized through the Inspire project will permit sector results to be sustained, while maintaining research efforts and preparing the commercial launch of bifeprunox. This forecast also includes the favorable impact of the flu vaccine, Influvac®, in the 2nd half. "

CHEMICALS SECTOR

Strategic developments

- ***Sustain growth and competitiveness by intensification of geographic expansion, continued technological innovation, development of specialties and targeted restructuring.***

  Technological innovation and geographic expansion were embodied in two significant developments:
  - In hydrogen peroxide, the current construction at Antwerp, in partnership with BASF and Dow, of a mega-plant (230 kt/year) based on the new "high productivity" technology developed by Solvay, to provide hydrogen peroxide for a propylene oxide production unit.
  - In epichlorhydrin, startup in France of the 1st industrial-scale production unit (10,000 tons/year) using the new Solvay method, Epicerol™, utilizing glycerin derived from the biodiesel industry. Also, a 2nd plant is planned by the end of 2009 with a capacity of 100 kt/year in Thailand, in order to meet the rapidly growing demand in Asia.

  This also includes the joint venture agreement with Lantian in China for production of hydrogen fluoride and the startup in mid-2007 at Onsan (Korea) of a new fluorinated specialties plant. The new plant is designed to serve high-growth markets in this region of the world such as semi-conductors and liquid-crystal screens (LCDs).
  In Bulgaria, Solvay Sodi announced expansion for 2008 of its annual production capacity of soda ash to 1.5 million tons (from to 1.2 million tons) in addition to significant investments aiming to modernize energy supply at the site.

  Additionally, in light of the intense competitive pressures in fluorinated commodities, a global study of improvement of profitability and prospects for all of the fluorinated chemical activities is under way. It led, at this stage, to a reorganization program of the sites in Germany. Additional measures in our industrial activities in refrigerants are under study.

  The combination of the Barium Strontium and Advanced Functional Minerals activities into one single Strategic Business Unit called Advanced Functional Minerals was effective on January 1, 2007; it is intended to reinforce synergies, primarily in research and development of new high-added-value specialties.

  Finally, the Chemicals Sector is paying particular attention to developments in the energy situation and is multiplying initiatives to mitigate the effect (through technological leadership, high-performance industrial infrastructures, cogeneration units, and a strategy of supply coverage with medium- to long-term contracts). Solvay's participation in the Exeltium consortium, a group of electric-intensive industries in France, should provide large production sites in France with long-term energy supplies at competitive prices. In Belgium a feasibility study for a similar project is currently under way. Also, as permitted by the specific market conditions for each SBU, price hikes were negotiated to compensate for high energy costs.

Key figures

(million EUR)	Sales				REBIT change
	2006	1st half 2006	1st half 2007	1st half 07/1st half 06 %	1st half 07 / 1st half 06
CHEMICALS	**2,998**[18]	**1,509**[18]	**1,528**[18]	**+1%**	**+10%**
"Minerals"[19] cluster	1,304	649	659	+2%	↗
"Electrochemistry and fluor chemicals cluster"	1,130	584	572	-2%	↗
"Oxygen cluster"[20]	495	242	261	+8%	↗

Comments

- ***Continued growth in Chemicals activities thanks to overall favorable market conditions, despite continued high energy costs.***

The **Chemicals Sector** continued its growth due to the persistence of a continued favorable global balance between supply and demand. Sales (EUR 1,528 million) were comparable (+1%) to those of the 1st half of 2006 (+2% in the 2nd quarter). Results (REBIT of EUR 189 million) recorded a growth of 10% in the 1st half (+14% in the 2nd quarter). The "Minerals" and "Oxygen" clusters as well as the "Electrochemistry" (caustic soda) activities continued to record excellent results, while the fluor chemical commodities remained under heavy pressure

- **Soda ash** activities improved due to continuing increased demand and rising prices in the context of very high energy costs. The growth of specialty derivatives of soda ash, bicarbonate in particular, continued due to the development of a portfolio of products and geographic expansion.
- Results from **Electrochemistry** increased in the 1st half of 2007. Volumes of caustic soda remained good, in particular in the paper, aluminum and chemistry sectors. Customer inventory levels remained low in the 1st half of 2007 while supply remained strained due to continued technical problems at several European producers in the 2nd quarter of 2007, keeping the prices high.
- **Fluoride products** results continued to be impacted on the one hand by an increase in energy costs in Europe and on the other hand by a significant erosion of prices in the refrigerants market, linked to intensification of competitive pressure from China for Solkane® 134a.
- Results from **Hydrogen Peroxide** improved due to growth in volumes in all the regions and energy costs under control. Also, in comparison with last year, the SBU is now fully benefiting from expansion of capacities started at the beginning of April 2006.

PLASTICS SECTOR

Strategic developments

- ***Capitalizing on our strengths, enriching the portfolio of activities :***
  acceleration of geographic development in Russia, Asia and South America.

The strategy of the Plastics Sector is characterized:

- On the one hand, by the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems. These high-value-added activities are now among the primary contributors to the Group's results.

  The Group is considerably reinforcing its competitive position in Specialty Polymers in order to meet the growing demand from markets such as electronics, aerospace, medical applications, automotive, etc. It is emphasizing internal growth projects, expansion of the portfolio of products, including through acquisitions, as well as geographic expansion, in particular in Asia. Internal growth projects are focused around tripling polysulfone production capacity and expansion of capacities for numerous other polymers. Acquisitions in 2006

18 Including SBU Molecular Solutions
19 Including Soda Ash and Derivatives SBUs as well as Advanced Functional Minerals (combining Barium Strontium derivatives and Advanced Functional Minerals since 01/01/2007).
20 Including Hydrogen Peroxide, Detergents and Caprolactones SBUs

(Mississippi Polymer Technologies (United States) and Gharda (India)) completed the portfolio of activities. They provided access to very-high-performance polymers, including PEEK, for which a commercial-scale production unit is being constructed in Panoli (India). In Asia, a Technical Center was opened in China and a world-class plant is being built to produce micronized PTFE, used in cosmetics or for high-performance lubricants. Finally of note is the 50/50 joint venture between Solvay and Umicore, SolviCore, for research, development, production and marketing of membrane-electrode assemblies (AME), designed for application in fuel cells (PC).

➢ On the other hand, in the Vinyls activities, by strong leadership on three continents (Europe, Mercosur and Asia), targeted growth and continuous reinforcement of competitiveness which remain the priorities for the Vinyls cluster.
SolVin (a joint venture held 75% by Solvay and 25% by BASF) took a significant step in its geographic development by recently concluding a 50/50 joint venture with Sibur, a subsidiary of Gazprom, for the construction in Russia, by 2010, of the 1st entirely integrated plant, with a nominal capacity of 330 kt of PVC in the framework of a world-class unit of 510 kt. Also, SolVin's competitive position in Europe was further reinforced with shutdown of the unit at Ludwigshafen on January 1, 2006 and the transfer of production to other units. In this context and given the growth in demand in Europe, it was decided to increase capacity at the site of Jemeppe (Belgium) from 400 kt/year to 475 kt/year by 2009. The Thai affiliate, Vinythai, doubled its capacities in 2006 (salt/chorine/EDC/VCM) and an expansion of 70 kt/year of PVC is under way in Thailand with startup projected for mid-2008. In South America, capacity expansion in chlorine, caustic soda, VCM and PVC are also continuing in Brazil, with a startup planned for mid-2008. Southeast Asia, Mercosur and henceforth Russia constitute, along with Europe, significant areas of growth for the Vinyls activities.

Key figures

(million EUR)	Sales				REBIT Change
	2006	1st half 2006	1st half 2007	1st half 07/1st half 06 %	1st half 07/ 1st half 06
PLASTICS	**3.800**	**1.916**	**2,029**	**+6%**	**+13%**
Specialties[21]	1,712	895	894	-	↗
Vinyls cluster[22]	2,088	1,020	1,134	+11%	↗

Comments

- ***Growth in "Specialties" cluster and continued strong growth in "Vinyls" cluster***

The **Plastics** Sector again showed improvement due to the excellent performance of all of its activities. Specialty Polymers made steady progress and the "Vinyls" cluster showed strong growth. Sales (EUR 2,029 million) increased by 6% (+5% in the 2nd quarter). Results (REBIT of EUR 245 million) increased by 13% (+11% in the 2nd quarter) despite the unfavorable effect of the USD and JPY exchange rate.

➢ **Specialty Polymers** recorded growth in volume in the 1st half of 2007. Demand was particularly strong in the high-added-value markets such as consumer electronics, aerospace, medical applications, pharmaceutical packaging and petroleum-drilling applications. Sales also improved significantly in Asia, where activities were reinforced (12% of sales for 2006). Results continued to improve compared to the very good level reached in the 1st half of 2006 despite the effect of the unfavorable exchange rate between the Yen and the USD and the sustained R&D efforts (5% of sales) in order to meet the demand for new high-performance polymers.

Results from **Inergy Automotive Systems** in the 1st half of 2007 were comparable to those of the 1st half of 2006 due to efforts to improve competitiveness and industrial redeployment such as shutdown of a plant in Japan planned for this year. Total volumes (6.7 million fuel systems) decreased (-4%) compared to the 1st half of 2006, due to a marked slowdown of its customers in NAFTA, Western Europe and Japan. Production in Eastern Europe is showing strong improvement. Developments in high-growth areas (such as Russia, India, China, etc.) are under way and new platforms using innovative technologies were acquired.

➢ Results from **Vinyls** were up significantly, especially in Europe, due to overall better spreads, growth in worldwide demand and a reinforced competitive position. In Europe, demand remains good and is particularly strong in Eastern Europe. Price hikes occurred starting June while the price of ethylene is rising. Demand in Mercosur continues its strong growth (+13% on average). In Asia, market trends are improving for vinyls, while Chinese competition underwent increases in costs and pressure on its exports. Prospects remain overall favorable.

21 Includes Specialty Polymers SBUs and Inergy Automotive Systems (fuel systems)
22 Includes Vinyls SBUs and Pipelife (pipes and fittings)

Results from **Pipelife** (pipes and fittings) were up significantly, due to increases in volumes everywhere in Europe, and in particular in Eastern Europe and Scandinavia. Development of the range of products and geographic expansion also contributed to this performance and will be further reinforced in the future because of the acquisition of Quality Plastics in Ireland in April 2007.

COMMENTS

1. Limited Quarterly Review.

Deloitte have conducted a limited review of the consolidated six-month situation that closed on 30 June 2007. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

2. Risk Management

A risk management analysis is in the 2006 annual report published on the Internet (www.solvay-investors.com).

3. Primary exchange rates

		Closing			Average		
1 Euro =		2006	6 months 2006	6 months 2007	2006	6 months 2006	6 months 2007
Pound Sterling	GBP	0.6715	0.6921	0.6740	0.6817	0.6870	0.6746
American Dollar	USD	1.3170	1.2713	1.3505	1.2554	1.2288	1.3289
Argentine peso	ARS	4.0474	3.9241	4.1697	3.8594	3.7664	4.1055
Brazilian real	BRL	2.8144	2.7568	2.5980	2.7329	2.6935	2.7192
Thai baht	THB	46.77	48.58	42.62	47.58	47.60	44.71
Japanese yen	JPY	156.93	145.75	166.63	146.03	142.11	159.58

4. Solvay Shares

	2006	1st half 2006	1st half 2007
Number of shares issued at the end of the period	84,701,133	84,698,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,669,267	82,664,534	82,723,341

* * * *

Key dates for financial communications

- Wednesday, September 26 2007 : Solvay's Investor Day at Brussels
- Friday, October 26, 2007 : nine-month results 2007 and announcement of prepayment of dividend for 2007 (payable in January 2008, coupon No. 81) (at 7:30 AM)
- Friday, February 15, 2008 : annual results for 2007 (at 7:30 AM)

To obtain additional information :

Martial TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations
SOLVAY S.A.
Tel. 32-2-509.60.16
E-mail : investor.relations@solvay.com

* * * *

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels.

* * * *

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SOLVAY

PRESS RELEASE

82 26 91

SolVin

As Partner in Vinyls

Embargo: July 24, 2007 at 8:30 AM (Brussels Time)

SOLVIN MOVES TO REAP SUSTAINABLE BENEFITS FROM DYNAMIC VINYLS MARKET

Focus on highly competitive production units

SolVin, the European vinyls joint venture of Solvay and BASF, announces today that it is planning to expand the capacity of its plant in Jemeppe (Belgium), as part of a strategy to derive sustainable and profitable growth from dynamic global vinyls markets. Pending relevant regulatory clearance, annual capacity in Jemeppe will be lifted to 475,000 metric tons of fully integrated polyvinyl chloride (PVC) by 2009, up from 400.000 metric tons today. SolVin has already successfully reorganized its operations in Europe; the closing of its Ludwigshafen plant in 2006 was one of the major steps in this process.

The global market for vinyls has grown by more than 6% annually in recent years and is expanding by nearly 15% per annum in Eastern Europe or China. Vinyl is the preferred polymer for a number of construction, infrastructure and utilities applications which partially explains its success in the world's most dynamic economies.

In the European Union (EU 27), the market has expanded significantly, with 600,000 tons in additional PVC consumption to date, compared with 2005. This was made possible by the competitiveness of vinyl products in the context of structurally high oil prices.

Following a detailed assessment by the industry and independent bodies, Vinyl is recognized as a major contributor to sustainable products, on the basis of its moderate content of petroleum-based raw materials, its insulation, fire protection and energy-saving properties and its recyclability – thanks, in particular, to the Vinyloop® technology developed by Solvay.

In China, authorities are tempering existing and planned vinyl production capacities, due to growing environmental concerns over the acetylene-based production process which is operated there. By contrast, the ethylene-based technology implemented by SolVin consumes 50% less energy, with a considerably reduced environmental impact.

"The vinyls market has changed drastically in recent years," commented Jean-Pierre Pleska, General Manager of the Strategic Business Unit Vinyls, Solvay. "The robust growth of the vinyl market offers significant business opportunities. Solvay 's vinyls subsidiaries - SolVin in Europe including Russia, Solvay Indupa in Mercosur and Vinythai in South-East Asia - are in the best position to grasp these opportunities, with top quality products, highly competitive production units and state-of-the-art technologies, which comprise full recycling," added Jean-Pierre Pleska.

.../...

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SolVin combines the competences of Solvay and BASF in the European vinyls sector. The synergies achieved in know-how and organization, the complementarities of product ranges as well as upstream integration have built up SolVin as a leader on the PVC and PVDC markets. The joint venture has operations in France, Germany, Spain and the Benelux countries and a total annual production capacity of 1.3 million tons of PVC, with nearly 2000 employees. Solvay owns 75% of SolVin and BASF, 25%. For further information, visit www.solvinpvc.com.

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. BASF has approximately 95,000 employees and posted sales of €52.6 billion in 2006. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For additional information, please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

NOTES TO THE EDITORS:

The Solvay group is one of the world's **leading vinyls producer**, ranking second in Europe and third globally. In addition to SolVin in Europe, the Group's activities in polyvinyl chloride (PVC) and other products of the vinyl chain span across Asia and Latin America, through the affiliates Vinythai in Thailand and Solvay Indupa in Argentina and Brazil.

PVC or polyvinyl chloride, is a thermoplastic material derived from crude petroleum and salt. It is obtained by the polymerization of vinyl chloride (VC). PVC has a wide variety of applications in many sectors: Automotive, Construction, Chemical Industry, Consumer goods, Electrical equipment, Medical devices, Packaging, Water transport and environmental applications. The material's most outstanding properties include:

- Stability: PVC is used extensively in membranes where resistance to weathering is a priority;
- Versatility: PVC can be rigid or flexible
- Fire protection: PVC resists ignition thanks to its chlorine content;
- Longevity: PVC products can last up to 100 years in many applications;
- Hygiene: PVC is the material of choice for many medical applications;
- Protection: PVC can be made impervious to liquids, gases and vapors:
- Resource efficiency: Only 43% of PVC's content is derived from petroleum (the rest is salt-based)
- Recyclability: PVC is highly recyclable, thanks to Solvay's proprietary Vinyloop® technology.

PVC manufacturing complies with the most rigorous regulations regarding safety and the environment, including the "Best Available Technology for PVC production" adopted unanimously by all 25 member countries of the Commission for Protection of the North Sea and the Atlantic (OSPARCOM), applicable since 2003.

SOLVIN le Partner in Vinyls

Embargo: June 28, 2007 at 11:00 AM (Brussels Time)

SOLVAY, SIBUR SIGN JOIN VENTURE AGREEMENT TO BUILD RUSSIA'S FIRST WORLD-SCALE VINYLS PRODUCTION PLANT

State-of-the art technology for a fast-growing market

Solvay and SolVin, the joint subsidiary of Solvay and BASF for vinyls in Europe, announce today that they have signed a joint venture agreement with Sibur LLC, an affiliate of Gazprom to build Russia's first world-scale, fully integrated vinyls plant in Kstovo, in the Nizhny Novgorod region.

Pending relevant regulatory clearance and the realization of appropriate infrastructure works, the production site is scheduled to be operational in 2010. It will require a total investment of EUR 650 million for the establishment of a total annual capacity of 330 kilotons of vinyls resin and 225 kilotons of caustic soda. The operation will serve the fast growing markets in the Commonwealth of Independent States (CIS) and is designed to accommodate a possible expansion bringing total capacity to 510 kilotons of vinyl resin and 335 kilotons of caustic soda.

The plant will be supplied with ethylene delivered from the cracker owned by Sibur in Kstovo. The cracker will be expanded by our Russian partner to meet the plant requirements as well as its own internal needs.

To implement their agreement, SolVin and Sibur Holding will create a joint venture company, RusVinyl, of which each partner will hold 50%. In addition, SolVin has entered into talks with the European Bank for Reconstruction and Development, aiming at a possible EBRD involvement in the project.

The project benefits from the support of the authorities of the Nizhny Novgorod Region.

Solvay is already present in Russia, through its own activities employing more than 600 people locally as well as through a number of industrial and research partnerships.

"Solvay is implementing a strategy of sustainable and profitable growth which includes geographical expansion into fast-growing markets; this vinyls project in the Nizhny Novgorod region marks a substantial step in that process," said Jacques van Rijckevorsel, Member of the Executive Committee and General Manager of the Plastics Sector, Solvay.

"Solvay will license its best available technology to this plant, with low energy and feedstock consumption; minimum emissions and effluents, and optimum safety and working conditions. The plant will abide by the most stringent international and Russian environmental standards, thereby contributing to the sustainable development of the vinyls industry in Russia," added Jacques van Rijckevorsel.

"This project is an important step forward for Solvin. BASF is pleased that its cooperation with Solvay in vinyls is now extended to Russia," said Dr. John Feldmann, Member of the Board of Executive Directors of BASF and responsible for Plastics as well as Oil and Gas.

"Solvay has a unique experience in construction and operation of PVC production in Western Europe, South America and South-East Asia. Implementation of high-tech standards, in particular in the sphere of environmental protection, will allow to strengthen our leading position in the Russian market and to create additional value for the shareholders.", - SIBUR LLC President Dmitry Konov said.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SIBUR Group (www.sibur-holding.com) is Russian largest vertically-integrated petrochemical holding. GAZPROM Group holds the controlling stake of SIBUR Holding JSC. The sole executive powers were transferred and are performed by the management company SIBUR LLC.

The corporate center has 3 business units formed on the basis of similarity of the production processes and products. SIBUR also incorporates subholdings SIBUR-Russian Tyres JSC and SIBUR – Mineral Fertilizers JSC, which formerly were the business units.

SolVin combines the competences of Solvay and BASF in the European vinyls sector. The synergies achieved in know-how and organization, the complementarities of product ranges as well as upstream integration have built up SolVin as a leader on the PVC and PVDC markets. The joint venture has operations in France, Germany, Spain and the Benelux countries and a total annual production capacity of 1.3 million tons of PVC, with nearly 2000 employees. Solvay owns 75% of SolVin and BASF, 25%. For further information, visit www.solvinpvc.com.

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. BASF has approximately 95,000 employees and posted sales of €52.6 billion in 2006. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For additional information, please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

NOTES TO THE EDITORS:

The Solvay group is one of the world's **leading vinyls producer**, ranking second in Europe and third globally. In addition to SolVin in Europe, the Group's activities in polyvinyl chloride (PVC) and other products of the vinyl chain span across Asia and Latin America, through the affiliates Vinythai in Thailand and Solvay Indupa in Argentina and Brazil.

PVC or polyvinyl chloride, is a thermoplastic material derived from crude petroleum and salt. It is obtained by the polymerization of vinyl chloride (VC). PVC has a wide variety of applications in many sectors: Automotive, Construction, Chemical Industry, Consumer goods, Electrical equipment, Medical devices, Packaging, Water transport and environmental applications. The material's most outstanding properties include:

- Stability: PVC is used extensively in membranes where resistance to weathering is a priority;
- Versatility: PVC can be rigid or flexible
- Fire protection: PVC resists ignition thanks to its chlorine content;
- Longevity: PVC products can last up to 100 years in many applications;
- Hygiene: PVC is the material of choice for many medical applications;
- Protection: PVC can be made impervious to liquids, gases and vapors:
- Resource efficiency: Only 43% of PVC's content is derived from petroleum (the rest is salt-based)
- Recyclability: PVC is very recyclable, thanks to Solvay's proprietary Vinyloop® technology.

PVC manufacturing complies with the most rigorous regulations regarding safety and the environment, including the "Best Available Technology for PVC production" adopted unanimously by all 25 member countries of the Commission for Protection of the North Sea and the Atlantic (OSPARCOM), applicable since 2003.

Vinyl production capacity on the **Kstovo** plant would be split as follows: 300 k/tons of polyvinyl chloride suspension (S-PVC), 30 k/tons of emulsion polyvinyl chloride resin (E-PVC), and 225 k/tons of caustic soda. A possible expansion would add a capacity of 150 k/tons of S-PVC, 30 k/tons of E-PVC and 110 k/tons of caustic soda per year, by 2014.

82 2691

Embargo: June 22, 2007 at 8:30 AM (Brussels Time)

SOLVAY SODI EXPANDS SODA ASH PRODUCTION CAPACITY IN DEVNYA (BULGARIA) TO PROVIDE FOR THE GROWTH OF ITS CLIENTS

10th Anniversary of Privatization Highlights Success Story

Solvay announces today that Solvay Sodi, its joint venture for the production of soda ash in Bulgaria, is expanding the annual production capacity of its plant in Devnya (Bulgaria) to 1.5 million metric tons, up from 1.2 million, to accompany the growth projects of its clients in the dynamic markets of the Balkans, the Community of Independent States (CIS) and the Middle East. Following this expansion, the Devnya site will become one of the world's largest soda ash manufacturing units implementing the industrial production process developed by Solvay.

This capacity increase, which is part of an investment program of some 100 million Bulgarian leva (EUR 50 million) over three years, includes a new line of dense soda ash particularly aimed at supplying clients in the glass industry and will progressively enter into operation in the course of 2008. Solvay Sodi has also recently decided to invest 140 million Bulgarian leva EUR 70 million) to upgrade the site's power supply, with a state-of-the art boiler also scheduled to enter into operation in 2008.

Solvay Sodi has consistently invested in the Devnya site since its privatization, with programs aiming at training employees, lifting product quality and workers' safety to the most stringent international standards, while reducing energy consumption and maximizing the plant's overall environmental performance.

A ceremony is taking place today in Devnya to celebrate the 10th anniversary and the full success of the privatization, which saw the Solvay group, its partner Sisecam of Turkey and the European Bank for Reconstruction and Development (EBRD) acquire a controlling stake in the State-owned company Sodi, in 1997. EBRD provided its fruitful support during the period of transformation of Solvay Sodi, of which Solvay now holds 75% and Sisecam, 25%.

"The Solvay group can be proud of its achievements in Devnya, where it actively participated in the transition of the economy, in co-operation with most valuable local talents," commented Vincent De Cuyper, member of the Executive Committee of Solvay and General Manager of Solvay's Chemicals Sector. "Solvay Sodi is now one of the Group's most competitive soda ash production units and indeed one of the best performing in Europe. The recent investments and expansion projects are placing it in an outstanding position to meet the challenges of global markets and to contribute to the successful integration of the Bulgarian economy into the European Union," added De Cuyper.

SISECAM is a Turkish glass and chemicals manufacturer headquartered in Istanbul, with over 17,000 employees. More information is available on www.sisecam.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLBt.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

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Note to the editors:

Sodium Carbonate (Na_2CO_3), also known as soda ash, is an essential product whose most important applications are the manufacturing of glass and detergents. Solvay developed the ammonia-based industrial process to manufacture soda ash which is at the origin of the creation of the company and is implemented globally today. Solvay's soda ash manufacturing units are fully integrated upstream, with the captive production of the process' basic feedstocks, which are salt and limestone.

SOLVAY

PRESS RELEASE

82 26 91

Embargo: June 14, 2007 at 07:00 a.m. (Brussels time)

SOLVAY AND THIN FILM ELECTRONICS SIGN AGREEMENT TO DEVELOP AND OPTIMIZE MATERIALS FOR PRINTED MEMORIES

Printed electronics pave way for major technological breakthrough with multiple new applications

Solvay announces today that its subsidiary Solvay Solexis, a market leader providing high value-added specialty polymer products, and Thin Film Electronics ASA of Oslo, Norway, have entered into an agreement to develop materials for the production of printed electronic devices. The aim of the joint development program is to optimize ferroelectric polymer materials to enhance the manufacture and performance of Thin Film's memory technology; and to develop appropriate ink formulations for printed electronics.

Printed electronics is a new, emerging industry that takes advantage of printing technologies to manufacture electronic devices with a wider variety of shapes and supports, including thin, flexible substrates. Through the use of proprietary technologies, these electronic circuits can be manufactured efficiently in traditional printing facilities at high volumes. This enables electronic functionality in a wealth of new products and applications. Examples include medical, educational and consumer goods: from singing gift cards to smart medical packaging, 'live' toys, cash cards and moving color pictures in electronic books.

Applications that were previously too expensive to produce are now possible, including interactive and animated advertising in the printed press, speech-enabled food packaging that warns the consumer when the use-by date has elapsed or museum tickets with embedded interactive information for visitors. Low-cost mobile Internet devices combined with a Global Positioning (GPS) tracking function are also feasible and could be implemented for life-size games or to keep track of children in large open spaces.

Johan Carlsson, CEO of Thin Film Electronics stated: "Solvay has the broadest range of high performance polymer products in the market. Their dedication and focus is on specialty polymers, fluorinated and non fluorinated. Solvay is an ideal partner for Thin Film, enabling us to speed up the commercialization of our technology. The collaboration with Solvay will result in materials tailored for different printing technologies used in high-volume applications of our memory technology. It also gives us a solid partner with the know-how and the resources needed for optimizing and enhancing ferroelectric polymers for memory implementations, both the printed and the hybrid Silicon-based. In addition, with this agreement we have secured a long term supply of polymer materials for large volumes, as and when our customers are ramping up volume production."

"Our goal is to constantly search for new opportunities in high growth markets, and to continuously boost our competitiveness with technological innovation. The agreement with Thin Film will be an excellent opportunity for us to achieve our objectives, given Thin Film's innovative technology and strong presence in the rapidly growing printed electronics market." commented Vincenzo Morici, General Manager of the Specialty Polymers Strategic Business Unit, Solvay.

The joint development agreement will build on Thin Film's intellectual property for soluble memory materials, as well as extend Solvay' intellectual property for functional polymer materials. Under the agreement, Solvay Solexis could acquire certain production and commercialization rights to Thin Film's memory technology.

.../...

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Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

Thin Film Electronics, an Oslo, Norway-based company with R&D facilities in Linkoping, Sweden, is the pioneer in the use of functional polymer materials for non-volatile memory applications. Dense functional memories have been demonstrated using both traditional processing for silicon-based chips and more recently printing. Thin Film delivers printed memory today and, with partners like Solvay, will deliver integrated printed electronics tomorrow. Thin Film Electronics ASA (Ticker: THIN) is listed on the OTC list at the Oslo stock exchange, Norway.

Solvay Solexis, a fully-owned subsidiary of the Solvay group, is one of the global leaders in fluoromaterials. Visit www.solvaysolexis.com for more information.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com.

For more information, please contact:
Martial Tardy , Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst, Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Johan Carlsson
THIN FILM ELECTRONICS
President & CEO
+46 13 460 24 01
Johan.carlsson@Thin Film.se
www.Thin Film.se

Embargo: May 22, 2007 at 8:30 a.m. (Brussels time)

WITH THE QUEEN ELISABETH MEDICAL FOUNDATION, SOLVAY SUPPORTS THE FIGHT AGAINST CHARCOT-MARIE-TOOTH DISEASE

The quest to treat more effectively a neuro-degenerative disorder that affects one person in 2,500

Solvay today announces that it will be supporting the Queen Elisabeth Medical Foundation (QEMF) in its advanced research in the field of peripheral nervous system disorders, more specifically the Charcot-Marie-Tooth (CMT) neuro-degenerative disease. Jacques van Rijckevorsel, Member of Solvay's Executive Committee will this evening present the *Solvay Prize,* worth 25,000 euros to finance the work being conducted by Professors Vincent Timmerman and Peter De Jonghe of VIB (Vlaams Instituut voor Biotechnologie) and Antwerp University's Born Bunge Institute on the molecular genetics and biology of Charcot-Marie-Tooth neuropathies. The ceremony will take place at Belgium's Royal Palace and will be attended by Her Royal Highness Princess Astrid.

CMT disease is characterized by a weakening and gradual atrophy of the muscles of the lower limbs, feet and hands, causing a motor and/or sensorial disability that affects 1 person in 2,500 worldwide, as from infancy. With the support of QEMF, the researchers at the Born Bunge Institute have made substantial progress in the identification of the genes and mutations associated with the disease, and in the discovery of the protein functions concerned. This is a major step forward towards the development of more efficient diagnoses and treatment.

"On behalf of Solvay and my colleagues on the Executive Committee, I can only say how happy and honored we are to bring our material support to the Queen Elisabeth Medical Foundation", declared Jacques van Rijckevorsel.

"In our pharmaceutical work at Solvay we constantly endeavor to bring to market new products that fill the gaps in the existing range of therapeutic solutions. A company such as ours has social responsibilities and a contribution to make to the wellbeing of today's and tomorrow's generations. Each year, to help build a better future, Solvay Group allocates some 1.5 billion euros to Research investment", added Jacques van Rijckevorsel.

SOLVAY is an international chemicals and pharmaceutical group with its head office in Brussels (Belgium). It has operations in over 50 countries and employs a workforce of 29,000 in its Chemicals, Plastics and Pharmaceuticals businesses. In 2006 its income amounted to 9.4 billion euros. Solvay is listed on the Euronext in Brussels (Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). For full details go to www.solvay.com.

For more information, please contact:
Martial Tardy, Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail: martial.tardy@solvay.com

END

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